ALPHA BANK



RECEIVED

2005 MAY 17 A 9:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, May 13, 2005
Our reference No.13.1.61



Attention: Special Counsel, Office of
International Corporate Finance


05008137

RE: Rule 12g3-2
File No. 82-3399

SUPPL

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

PROCESSED
MAY 23 2005
THOMSON FINANCIAL

P.C. LOURIS O.J. YANNACOPOULOU

ENCLOSURES: (1)

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424


ATHENS 2004

ALPHA BANK

Press Release



LISTING ON THE ATHENS EXCHANGE OF NEW BONUS SHARES

Alpha Bank announces that, following the resolution of the Ordinary General Meeting of Shareholders on April 19, 2005, the Ministry of Development has consequently approved (decision K2-5532/9.5.2005) the modification of article 5 of the Bank's Articles of Association, due to the increase of its share capital. The Ordinary General Meeting of Shareholders on April 19, 2005, resolved on the decrease of the nominal value of each share from Euro 5.35 to Euro 5.00 and the increase of the Bank's share capital by the amount of Euro 157,735,289.45, as a result of capitalization of reserves. Due to the above, 48,533,935 new bonus shares will be issued, at a ratio of 2 new to 10 old shares. The new share capital of the Bank will amount to Euro 1,456,018,040.00, divided into 291,203,608 shares of nominal value Euro 5.00 each.

The Board of Directors of the Athens Exchange, in its session of 12.5.2005, approved the listing of the new bonus shares and acknowledged the decrease of the par value of the shares, as stated above.

Consequently, shareholders entitled to the new bonus shares, at a ratio of 2 new to 10 old shares, will be Alpha Bank shareholders on the closing of the trading session in the Athens Exchange on 16.5.2005. From Tuesday 17.5.2005 onwards, Alpha Bank's shares will trade ex-rights. Alpha Bank's share price will be adjusted accordingly on Tuesday 17.5.2005, as determined by the Athens Exchange Regulation in its present form.

The new bonus shares will be credited to the accounts of the entitled shareholders in the Greek dematerialized securities system (SAT) on Monday, 23.5.2005, and, on the same day, will be available for trading in the Athens Exchange. As a result, the total number of Alpha Bank's outstanding listed shares will increase to 291,203,608, of nominal value Euro 5.00 each.

It should be noted that the aforementioned bonus shares are also entitled to participate and vote in the Second Iterative General Meeting of Alpha Bank to take place on 24.5.2005, or, respectively, each deferred General Meeting, with the simple display of an identification card and, where appropriate, a proxy, with no further requirements and obligations.


ATHENS 2004

40 Stadiou Street
GR-102 52 Athens

The fractional rights resulting from the above issue of bonus shares, will be sold and the product of the sale will be paid to the entitled Alpha Bank shareholders from 30.5.2005 onwards, by crediting the same bank accounts used for the payment of the dividend for financial year 2004, or, for those who do not hold a bank account, via the branch network of the Bank, through the display of an identity card and of a print-out of their securities' account details in the Greek dematerialised securities system (SAT).

For additional information, Shareholders can contact the Shareholders' Section of Alpha Bank, during working days and hours, (tel. +30 (210) 3265810, Mr. Spyros Grammenos).

Athens, May 13, 2005